EXHIBIT 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3, No. 333-____) and related Prospectus of IBERIABANK Corporation for the registration of shares of common stock, shares of serial preferred stock, depositary shares, rights, warrants, and units, and to the incorporation by reference therein of our report dated February 16, 2007, on our audits of the consolidated financial statements of IBERIABANK Corporation and Subsidiary as of December 31, 2006, and for the years ended December 31, 2006 and 2005, included in its Annual Report (Form 10-K) for the year ended December 31, 2007, filed with the Securities and Exchange Commission.

/s/ Castaing, Hussey & Lolan, LLC

New Iberia, Louisiana

November 17, 2008